As filed with the Securities and Exchange Commission on April 3, 2000

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                              (Amendment No. ____)

                           Green Mountain Coffee, Inc.
                       ----------------------------------
                       (Name of Subject Company (issuer))

                      Green Mountain Coffee, Inc. (issuer)
                   -------------------------------------------
                      (Names of Filing Persons (identifying
                   status as offeror, issuer or other person))

                          Common Stock, $.10 par value
                          ----------------------------

                                    393122106
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                                Robert P. Stiller
                 Chairman, President and Chief Executive Officer
                           Green Mountain Coffee, Inc.
                                 33 Coffee Lane
                               Waterbury, VT 05676
       ------------------------------------------------------------------
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:
                          H. Kenneth Merritt, Jr., Esq.
                                Merritt & Merritt
                            30 Main Street, Suite 330
                                   PO Box 5839
                              Burlington, VT 05402
                                 (802) 658-7830

                            Calculation of Filing Fee

                Transaction valuation*     Amount of Filing Fee
                ----------------------     --------------------






----------
 *Calculated solely for the purpose of determining the filing fee, based upon the purchase of 300,000 shares at $15.00 per share.

  [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                   Amount Previously Paid:___________________
                   Form or Registration No.:_________________
                   Filing Party:_____________________________
                   Date Filed:_______________________________

  [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  [ ]   third-party tender offer subject to Rule 14d-1.
                                            -----------
  [X]   issuer tender offer subject to Rule 13e-4.
                                       -----------
  [ ]   going-private transaction subject to Rule 13e-3.
                                             -----------
  [ ]   amendment to Schedule 13D under Rule 13d-2.
                                        -----------
  Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


Item 1.       Summary Term Sheet.

Item 2.       Subject Company Information.

Item 3.       Identity and Background of Filing Person.

Item 4.       Terms of the Transaction.

Item 5.       Past Contacts, Transactions, Negotiations and Agreements.

Item 6.       Purposes of the Transaction and Plans or Proposals.

Item 7.       Source and Amount of Funds or Other Consideration.

Item 8.       Interest in Securities of the Subject Company.

Item 9.       Persons/Assets, Retained, Employed, Compensated or Used.

Item 10.      Financial Statements.

Item 11.      Additional Information.

Item 12.      Exhibits.
(a)(5)(i) Press Release dated April, 3, 2000

Item 13.      Information Required by Schedule 13E-3.


                                    SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     -----------------------------------------------------------------------
                                  (Signature)

       Robert P. Stiller, Chairman, President and Chief Executive Officer
       ------------------------------------------------------------------
                                (Name and title)

                                April 3, 2000
                                -------------
                                     (Date)